UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 29289 / May 28, 2010

_____

In the Matter of   :
                                                  :
HARRIS & HARRIS GROUP, INC.   :
1450 Broadway   :
24th Floor   :
New York, NY 10018   :
                                                  :
(812-13768)   :

_____

CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE
OF 1986, AS AMENDED

Harris & Harris Group, Inc. ("Harris"), an internally managed investment company that is
regulated as a business development company pursuant to section 54(a) of the Investment
Company Act of 1940 ("Act"), has filed an application on April 23, 2010, and an amendment to
the application on May 21, 2010, and May 28, 2010, for a certification, pursuant to section
851(e) of the Internal Revenue Code of 1986, as amended ("Code"), that Harris was, during the
fiscal year ended December 31, 2009, principally engaged in the furnishing of capital to other
corporations which are principally engaged in the development or exploitation of inventions,
technological improvements, new processes or products not previously generally available
(collectively, "Development Corporations").

Harris proposes to qualify as a "regulated investment company" under section 851(a) of the Code
pursuant to section 851(e) of the Code. Section 851(b) of the Code imposes certain portfolio
diversification requirements on investment companies that seek to qualify as a regulated
investment company. Section 851(e) of the Code provides an exemption from these
diversification requirements if the investment company, among other things, obtains a
certification from the Securities and Exchange Commission ("Commission") that the investment
company is principally engaged in the furnishing of capital to other corporations which are
Development Corporations.

In support of the application, Harris has submitted a detailed description of each of the
companies in Harris' portfolio during the fiscal year ended December 31, 2009, that Harris
believes to be Development Corporations. The following table shows the composition of the
total assets of Harris as of each of the calendar quarters ended March 31, June 30, September 30,
and December 31, 2009, as set forth in the application.

Assets (at value)	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
Investments representing capital furnished to corporations believed to be Development Corporations	$ 58,791,835	$ 63,959,811	$ 70,049,615	$ 78,023,481
Other Investments	$ 1,853	$ 0	$ 0	$ 0
Assets as set forth in section 55(a)(6) of the Act ("Cash Equivalents")	$ 51,582,213	$ 47,666,894	$ 68,467,410	$ 57,559,046
Other Assets	$ 834,237	$ 729,142	$ 619,408	$ 526,574
Total Assets	$111,210,138	$112,355,847	$139,136,433	$ 136,109,101

As reflected in the table above, Development Corporations comprised the following percentages of the total assets less Cash Equivalents of Harris at the end of each calendar quarter of 2009: March 31, 98.6%; June 30, 98.9%; September 30, 99.1%; and December 31, 99.3%. Accordingly, on the basis of the information set forth in the application, it appears that Harris was principally engaged in the furnishing of capital to Development Corporations within the intent of section 851(e) of the Code for the fiscal year ended December 31, 2009.

IT IS THEREFORE CERTIFIED to the Secretary of the Treasury, or his delegate, pursuant to section 851(e) of the Code, that Harris, a business development company, was, for the twelve months ended December 31, 2009, principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes or products not previously generally available.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary